September 13, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20599

Attention:	Cecilia Blye
Jennifer Hardy

RE:	Points International Ltd.
Form 40-F for the Fiscal Year Ended December 31, 2016
Filed March 9, 2017
File No. 1-35078

Dear Ms. Blye and Ms. Hardy:

We refer to your letter dated September 1, 2017 (the “Comment Letter”) concerning your review of the above-referenced Form 40-F (the “Form 40-F”) of Points International Ltd. (the “Company”). The Company's responses to the Comment Letter are set out below. For your convenience, the Company's response is preceded by the text of the comment from the Comment Letter.

Staff Comment:

1.

On page 4 of Exhibit 99.3, Management’s Discussion and Analysis, you disclose that British Airways, Air France-KLM, United Airlines and American Airlines’ loyalty programs utilize your solutions. A recent news article reports that you launched currency retailing functionality for Etihad Airways. Publicly available information indicates that these airlines have contacts with Sudan and/or Syria, including flying to those countries, listing flights to those countries, and/or facilitating frequent flyer and other services relating to flights to Sudan and Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 40-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, loyalty program customers, or other direct or indirect arrangements. You should describe any services or products you have provided involving Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

111 Richmond St.W., Suite 700, Toronto, ON M5H2G4 | T:416.596.6370  |F:416.595.6444 • www.points.com

Company Response:

The Company provides a range of e-commerce and technology services to loyalty program operators using a common proprietary infrastructure. These services are comprised of a wide range of white label or private branded loyalty based e-commerce services that primarily relate to the sale and / or redemption of loyalty currencies such as frequent flyer miles and hotel points. The Corporation also offers the consumer focused Points Loyalty Wallet that allows users to track, manage and access multiple loyalty rewards programs via the “Points.com” website.

The Company has reviewed its corporate records and confirmed that it has not identified any direct products, services or payments provided to Syria or Sudan, nor any agreements, arrangements or other contacts with the governments of Sudan or Syria or any individuals or entities targeted by U.S. sanctions applicable to Sudan or Syria. The Company does not have any office or other assets, physical presence, operations, employees or agents in Sudan or Syria. The Company has not made and does not have current plans to have any contacts with the governments of Sudan or Syria, or, to the best of its knowledge, with entities controlled by the governments of Sudan or Syria or any entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria.

The Company is committed to compliance with export control and economic sanctions laws. The Company has a Code of Business Conduct and Ethics that applies to all Company employees wherever they are located or doing business, and which sets forth the Company’s policy that all employees must abide by applicable law in all matters and at all times.

Staff Comment:

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

111 Richmond St.W., Suite 700, Toronto, ON M5H2G4 | T:416.596.6370  |F:416.595.6444 • www.points.com

Company Response:

As more fully set forth in the response above, the Company is not aware of any direct or indirect, past or current or anticipated, contacts with Sudan or Syria or entities that the governments of these countries control. Accordingly, to the Company’s knowledge, it has not had any revenues, assets, or liabilities associated with the governments of Sudan or Syria, or with entities controlled by the governments of Sudan or Syria or any entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria.

The Company does not believe that its security holders face a material investment risk, in either qualitative or quantitative terms, related to contacts with Sudan or Syria. Similarly, the Company does not believe that it faces a material risk with regard to investor sentiment directed toward companies that have operations associated with Sudan and Syria.

____________________

We trust that this letter has addressed the questions in your review of the Company's Form 40-F; however, if you have any further questions on the above matters please do not hesitate to contact the undersigned at michael.damico@points.com or by phone at +1 (416) 596-6385.

Yours very truly,
Points International Ltd.

/s/ Michael D’Amico
Michael D’Amico
Chief Financial Officer

cc: Charles Whitburn, Vice President and General Counsel

111 Richmond St.W., Suite 700, Toronto, ON M5H2G4 | T:416.596.6370  |F:416.595.6444 • www.points.com